UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09384

British Airways Plc

(Exact name of registrant as specified in its charter)

Waterside, PO Box 365, Harmondsworth, UB7 0GB England, +44 (0) 870 850 9 850

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares

Ordinary Shares of 25p each

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate

The duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

British Airways Plc (“BA” or the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on February 11, 1987, when its Registration Statement on Form 20-F (Registration No. 1-9387) was declared effective by the Commission.

For the 12 months preceding the filing of this Form, BA has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules, including its annual report on Form 20-F for the fiscal year ending March 31, 2006.

Item 2. Recent United States Market Activity

BA’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) in 1993 pursuant to a Registration Statement on Form F-3 (File No. 33-62886), filed on May 18, 1993.

BA registered securities on three registration statements on Form S-8 (Registration Nos. 33-15663, 33-67242 and 333-10716). Prior to filing this Form 15F, BA filed post-effective amendments to terminate the registration of unsold securities under those registration statements.

Item 3. Foreign Listing and Primary Trading Market

The primary trading markets for BA’s ordinary shares is the London Stock Exchange (“LSE”). BA’s ordinary shares were admitted to the Official List of the LSE on February 11, 1987. BA has since maintained this listing, including at the time of filing this Form 15F and during the preceding 12 months.

During the 12-month period from May 18, 2006 to May 17, 2007, the average daily trading volume (“ADTV”) of BA’s ordinary shares on the LSE represented 95.23% of the Company’s ADTV on a worldwide basis, excluding ordinary shares traded off of exchanges outside of the United States.

Item 4. Comparative Trading Volume Data

During the 12 month period from May 18, 2006 to May 17, 2007, the ADTV of BA’s ordinary shares in the United States (708,262 shares) represented 4.77% of the ADTV on a worldwide basis (14,820,590 shares).

The delisting of BA’s ordinary shares represented by ADSs became effective on May 18, 2007.

The sources of the trading volume information used for these calculations were (1) for United States volumes, Bloomberg data screens for ticker symbol “BAB” (BA’s former ticker symbol in the United States until the effectiveness of its delisting from the NYSE on May 18, 2007) for the NYSE (composite data), which include data relating to both on-exchange and over-the-counter trading in the United States, and (2) for volumes on the London Stock Exchange, Bloomberg data screens for ticker symbol “BAY” (BA’s ticker symbol in London) for trades on the LSE.

Throughout this Form 15F, United States ADTV figures, which represent the numerator for the calculations in this Item 4, include both NYSE and over-the-counter (“OTC”) trades, while LSE ADTV figures, which together with the United States ADTV figures represent the denominator for the calculations in this Item 4, include only trades on the LSE. BA reserves the right to re-calculate any calculations in this Form 15F used for determining its compliance with Rule 12h-6 on a basis that includes worldwide OTC trading.

Item 5. Alternative Record Holder Information

Not applicable

Item 6. Debt Securities

Not applicable

Item 7. Notice Requirement

On April 25, 2007, BA issued a press release through the LSE’S Regulatory News Service announcing its intent to terminate its reporting obligations under the Exchange Act. This press release was then circulated by all of the major financial news wire services in the United States.

A copy of the press release was submitted to the SEC under cover of a Form 6-K on May 1, 2007.

Item 8. Prior Form 15 Filers

Not applicable

PART II

Item 9. Rule 12g3-2(b) Exemption

BA will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.bashares.com.

PART III

Item 10. Exhibits

Not applicable

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, British Airways Plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, British Airways Plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

British Airways Plc
(Registrant)

June 5, 2007	/s/ Alan Buchanan
(Date)	Alan Buchanan
Company Secretary